FOR IMMEDIATE RELEASE
April 28, 2015

ISS RECOMMENDS SHAREHOLDERS VOTE FOR SPECIALTY DRUG
PRICING RISK ASSESSMENT PROPOSAL AT GILEAD SCIENCES

DETROIT, MICHIGAN—Influential proxy advisory firm Institutional Shareholder Services (ISS) is supporting Proposal No. 8 at Gilead Sciences, a shareholder proposal asking the Board of Directors to increase transparency around the management and mitigation of the business risks associated with the company’s pricing strategies in the face of rapidly increasing U.S. drug prices and efforts by payors, prescribers, and regulators to contain these costs.

Proposal 8, Stockholder Proposal Requesting that the Board Report on Certain Risks to Gilead from Rising Pressure to Contain U.S. Specialty Drug Prices, was filed at Gilead by the UAW Retiree Medical Benefits Trust (“Trust”) and will be considered by investors at the company's May 6, 2015 annual meeting.

"We welcome the support of ISS ahead of Gilead's annual meeting," said Meredith Miller, Chief Corporate Governance Officer for the Trust. “As investors, we are concerned that Gilead's existing drug pricing strategy could potentially create additional risks for Gilead in a rapidly changing business environment. Greater transparency of the board’s management of pricing risks is good for business and good for shareholders committed to the company over the long-term.”

Gilead recently has found itself mired in controversies since introducing Hepatitis C drugs Sovaldi and Harvoni – priced at $84,000 and $94,500, respectively, for a twelve-week supply – due to both the large number of people diagnosed with the disease and the considerable impact purchasing the drugs for every Hepatitis C patient would have on private payors and federal, state, and local budgets. Twenty-eight state Medicaid programs are using cost-control measures, such as limiting coverage to the sickest patients and requiring early viral response to continue treatment. The Wall Street Journal recently reported that Texas, with the third-largest Medicaid population, did not purchase Sovaldi in 2014 and has sharply restricted coverage of Sovaldi and Harvoni for 2015.

Regulators also have responded to the issues around the costs of Sovaldi and Harvoni. The U.S. Senate Finance Committee last year launched an investigation into Gilead’s pricing of Sovaldi, requesting such information as R&D costs including those borne by taxpayers, marketing expenses, and the $48,000 increase in the price of Sovaldi over the $36,000 estimated price assigned by Pharmasset, the drug developer, which was purchased by Gilead in 2011. The U.S. Senate Committee on Veterans’ Affairs also held a hearing on Hepatitis C treatments for veterans that included testimony on Sovaldi’s costs, while lawmakers in California have introduced a bill that would require detailed pricing disclosures for any drug priced more than $10,000 for a course of treatment.

These controversies already have had an impact on Gilead’s performance. In December 2014, Gilead's stock price fell over 17 percent after Express Scripts – the nation's largest pharmacy benefit manager – announced that it would no longer cover Sovaldi and Harvoni in most cases. Together, Sovaldi and Harvoni accounted for roughly 50 percent of Gilead’s total product sales in FY2014.

The Trust’s proposal asks Gilead to disclose their business strategy for managing risks from product pricing as they relate to other competitor products, patient access, research and development, and the degree to which development costs were borne by taxpayers funding government and academic research. Companies currently are not required to disclose the way they assess and mitigate these risks, and Gilead does not.

In supporting the proposal, ISS states, “[t]he high costs of the drug, the disparity between the amount Gilead charges in the United States versus in developing countries, and the high prevalence of individuals in the United States that are infected with HCV, many of whom rely on government benefits, has drawn a substantial volume of adverse media attention, two U.S. Senate investigations, and on-going class action litigation against the company.”

“The risk assessment requested by the Trust will help investors understand if and how the board fully considered the long-term risks of a rapidly changing business environment and if the board's approach has shifted in light of the increased scrutiny from payors, prescribers, and regulators to Gilead’s drug portfolio, including Sovaldi and Harvoni,” said Miller.

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The $54 billion UAW Retiree Medical Benefits Trust is the largest non-governmental payor of retiree health care benefits in the United States, providing health care benefits to over 750,000 eligible UAW retirees and dependents.

CONTACT:          Patricia McCarthy
UAW Retiree Medical Benefits Trust
C: (313) 418-4155
patty@prmccarthy.com